EXHIBIT 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

SILICON STORAGE TECHNOLOGY, INC.

ARTICLE I

The name of the Corporation is Silicon Storage Technology, Inc.

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California, other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The Corporation is authorized to issue only one class of shares, and the total number of shares that the Corporation is authorized to issue is one thousand (1,000).

ARTICLE IV

Section 1.            The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

Section 2.            The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the Corporation or its shareholders.

Section 3.            Any repeal or modification of this Article IV shall only be prospective and shall not affect the rights under this Article IV in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.